Prospectus Supplement                           Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated                            Registration No. 333-90997
November 22, 1999)


                                    [LOGO]


                      20,159 Shares Class A Common Stock

               ________________________________________________



UnitedGlobalCom:

 .    We are the largest provider, in terms of subscribers, of broadband communications services outside the United States, including multi-channel television, telephone and high-speed Internet/data services.

 .    UnitedGlobalCom, Inc.
     4643 South Ulster Street, Suite 1300
     Denver, Colorado 80237
     (303) 770-4001


The Offering:

 .    This  prospectus  is being  used to register 20,159 shares  of our Class A common stock which are being offered for resale by one of our stockholders.


Common Stock:

 .    Our Class A common stock is traded on the Nasdaq National Stock Market under the symbol ``UCOMA.'' On June 6, 2000, the last reported sales price was $47.375 per share.



  This investment involves risk. See ``Risk Factors'' beginning on page S-2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

June 8, 2000

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including incorporated documents include forward-looking statements within the meaning of the federal securities laws. We base forward-looking statements on our reasonable beliefs, assumptions and expectations of our future economic performance, taking into account information currently available to us. However, forward-looking statements involve risks and uncertainties which could cause actual outcomes and results to differ materially from the expected outcomes and results expressed or implied in such forward-looking statements. Some of the risks and uncertainties which could cause actual outcomes and results to differ materially from our expectations include:

 .    the impact of general economic conditions;

 .    industry-wide market factors, including competition;

 .    our ability to identify and complete acquisitions and successfully integrate the operating philosophies and practices of the businesses we acquire;

 .    financial performance of start-up operations;

 .    capital expenditure requirements;

 .    regulatory developments affecting our operations, acquisitions and dispositions;

 .    interest rates;

 .    taxes; and

 .    access to capital markets.

The words ``believes,'' ``anticipates,'' ``expects'' and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or other factors.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page

Special Note on Forward-Looking Statements.................................  S-i
The Company................................................................  S-1
Risk Factors...............................................................  S-2
Use of Proceeds............................................................ S-13
Selling Securityholder..................................................... S-13
Plan of Distribution....................................................... S-13

                                  THE COMPANY


     This prospectus supplement highlights information contained elsewhere in, or incorporated by reference into, the prospectus delivered herewith. This prospectus supplement is not complete and does not contain all of the information that you should consider before investing in the securities. You should read the entire prospectus and prospectus supplement carefully, including the ``Risk Factors'' sections and the documents incorporated by reference. All references in this prospectus supplement to ``dollars'' and ``$'' are to United States dollars. We have converted foreign currency amounts to United States dollars using March 31, 2000 exchange rates.


     UnitedGlobalCom, Inc. (formerly known as United International Holdings, Inc., together with its majority-owned subsidiaries, the "Company" or "United") is a leading broadband communications provider outside the United States. We provide multi-channel television services in 23 countries worldwide and telephone and Internet/data services in a growing number of our international markets. Our operations are grouped into three major geographic regions: Europe, Asia/Pacific and Latin America. Our European operations are held through our majority-owned, publicly traded subsidiary, United Pan-Europe Communications N.V. ("UPC"), which is the largest Pan-European broadband communications company providing multi-channel television, telephone and Internet/data services to 12 countries in Europe and Israel. Our Asia/Pacific operations are primarily held through our majority-owned, publicly traded subsidiary, Austar United Communications, Limited ("Austar United"), which owns the largest provider of multi-channel television services in regional Australia, various Australian programming interests and the only full service provider of broadband communications in New Zealand. Our primary Latin America operation is our 100% owned VTR Global Com S.A. ("VTR"), Chile's largest multi-channel television provider and a growing provider of telephone services.

     We were incorporated in 1989 as a Delaware corporation. Our main offices are located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237. Our telephone number is (303) 770-4001. Our fax number is (303) 770-4207.

                                 RISK FACTORS

     An investment in the securities offered hereby is subject to a number of risks. You should consider carefully the following risk factors, as well as the more detailed descriptions cross-referenced to the body of this prospectus supplement, all of the other information in this prospectus, the accompanying prospectus and the information in the documents incorporated by reference.


We could be prevented from paying dividends on shares of our common stock

     Under Delaware law we can make dividend payments only from our ``surplus'' (the excess of our total assets over the sum of our liabilities plus the par value of our outstanding capital stock) or net income. We cannot assure you that we will have any surplus or net income. Without surplus, we cannot pay dividends on shares of our common stock.


We have no significant assets other than stock of our subsidiaries and the proceeds generated from sales of our securities; once these proceeds are spent, we will depend on our subsidiaries to generate the funds needed to operate our business

     All of our operations are conducted through our subsidiaries. Our only material assets consist of the stock of our subsidiaries and the proceeds raised from the sale of our equity and debt securities, all of which we have loaned or contributed, or intend to loan or contribute, to our subsidiaries. We will have to rely upon dividends and other payments from our subsidiaries to generate the funds necessary to make cash dividend payments, if any. Our subsidiaries, however, are legally distinct from us and have no obligation, contingent or otherwise, to make funds available for dividend payments to us. The ability of our subsidiaries to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiaries' indebtedness and applicable state laws. There are significant restrictions on the payment of dividends to us contained in the instruments governing the obligations of our subsidiaries. As many of our subsidiaries are currently in early stages of development, they likely will not have the ability to make such payments to us regardless of any restrictions in debt instruments for the foreseeable future.


Our ability to issue senior preferred stock in the future could adversely affect the rights of holders of our common stock

     We are authorized to issue preferred stock in one or more series on terms that may be determined at the time of issuance by our Board of Directors. A series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights senior, in all instances, to our common stock. The future issuance of preferred stock could adversely affect our common stock.


The exercise or conversion of our outstanding options and other convertible securities into common stock will dilute the percentage ownership of our other stockholders; the sale of such common stock in the open market could adversely affect the market price of our common stock

     There are outstanding options to purchase approximately 4,806,000 million shares of our common stock as of March 31, 2000 and more options will be granted in the future under our employee and non-employee director benefit plans. Additionally, our outstanding preferred stock, as of March 31, 2000, is convertible into approximately 17,119,000 million shares of our common stock. A large number of the shares of common stock underlying such securities are or will be registered for resale under the Securities Act. The exercise or conversion of outstanding stock options or other convertible securities and the payment of common stock as dividends or otherwise on our preferred stock will dilute the percentage ownership of our other stockholders, including you. In addition, any sales in the public market of shares of our common stock issuable upon the exercise or conversion of such stock options or convertible securities, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock.


The sale of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock

     Substantially all of our currently outstanding shares of common stock have been registered for sale under the Securities Act, are eligible for sale under an exemption from the registration requirements or are subject to registration rights pursuant to which holders may require us to register such shares in the future. Sales or the expectation of sales of a substantial number of shares of our common stock could adversely affect the prevailing market price of our common stock.


Our substantial indebtedness could adversely affect our financial health

     We are highly leveraged. As of March 31, 2000 we had consolidated long-term debt of approximately $7.5 billion which includes parent company debt of approximately $1.2 billion and subsidiary level debt of approximately $6.3 billion.

     We currently believe that cash on hand, cash flow from our future operations, asset sales and our borrowing capacity will be sufficient to meet our obligations as they become due. In certain circumstances, some of which may be beyond our control, we may have to repay the indebtedness prior to when it is scheduled to be repaid. We may not be able to satisfy all of the conditions necessary for our lenders to continue to lend us money under our existing credit facilities. Some of these conditions are beyond our control. We also cannot assure you that circumstances will not require us to sell assets or obtain additional equity or debt financing at our level or those of our subsidiaries and affiliates. We may not at such time be able to sell assets or obtain additional financing on reasonable terms or at all.

     The degree to which we will be leveraged could have important consequences to you, including, but not limited to, the following:

     . a substantial portion of our cash flow from operations will be required to be dedicated to debt service and will not be available for other purposes,

     . our ability to obtain additional financing in the future could be limited,

     . certain of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates, and

     . our ability to execute our business plan, to compete effectively, to respond adequately to unforseen events and to take advantage of opportunities could be limited.


Our acquisitions strategy involves significant inherent risks

     A key element of our publicly traded subsidiaries' growth strategy is to continue acquiring systems near our current systems and to increase the percentage we own in some systems, allowing us to upgrade and improve our current services and to achieve economies of scale. We are almost continuously engaged in discussions or negotiations regarding the acquisition of businesses and systems, some potentially material in relation to our size. Any future acquisitions will be accompanied by risks such as:

     . Difficulty of identifying appropriate acquisitions. Our growth may suffer if we are not able to identify and acquire cable/telephone systems that are either near our existing networks or are large enough to serve as the basis for expanded operations.

     . Time of senior management. Our senior management may not be able to devote their full attention to managing our existing business because of the time they must spend negotiating agreements and monitoring acquisition activities.

     . Potential regulatory issues. We may not be able to obtain the required approvals for acquisitions from the relevant regulatory authorities.

     . Difficulties in completing acquisitions. We may not be able to satisfy conditions that sellers of networks may demand in order to close acquisitions. In addition, there may be significant legal and contractual issues in connection with acquisitions, such as change of control provisions in licenses and agreements, that could delay or prevent completion. Finally, we may not be able to raise the financing necessary to pay for such acquisitions.

     . Entry into new markets. If we consummate acquisitions in markets in which we have not previously operated, we will have no prior experience in dealing with local regulators or with local market conditions.


We may not be able to raise sufficient capital to fund our acquisitions strategy

     We will need to raise significant capital to consummate and to fund our acquisitions strategy. We may raise further capital by selling assets, issuing debt or equity or borrowing funds at either our level or at the level of our subsidiaries and affiliates. We are not sure whether we will be able to raise capital through any of these or other methods. If we cannot, we may not be able to grow by acquiring systems as we intend. In addition, our acquisitions strategy exposes us to the risk of unanticipated expenditures. For example, we may be liable for liabilities not disclosed to us in the purchase of such businesses, or we may have to incur greater capital expenditure than we intended, in relation to a particular acquisition.


We cannot be certain that we will be successful in integrating acquired businesses into ours

     Our success depends, in part, upon the successful integration of the new acquisitions and any future acquisitions we make. Although we believe that the consummation of the new acquisitions will result in significant benefits and synergies, the integration of these businesses will also present significant challenges, including:

     . realizing economies of scale in interconnection, programming and network operations, and eliminating duplicate overheads, and

     . integrating networks, financial systems and operational systems.

     We cannot assure you, with respect to our recent acquisitions as well as future acquisitions, that we:

     . will realize any anticipated benefits, or

     . will successfully integrate any acquired business with our operations.

Failure to raise necessary capital could restrict the development of our network and the introduction of new services

     The video, telephone and Internet/data businesses are capital intensive because they require extensive telecommunications infrastructure, equipment and labor; we may not have access to sufficient capital to remain competitive. Lack of capital could harm our business.

     Many of our operating companies are expanding and upgrading their networks to offer new services. Technological change may make even more upgrades necessary if our operating companies are to compete effectively in their markets. Our financial resources, even with the proceeds from this offering, may not be enough for our capital needs. Also, we plan that equipment vendors will finance a good part of the cost of the equipment for our new services. This vendor financing is not yet in place. We may not be able to secure vendor financing on satisfactory terms, if at all. Not upgrading our operating systems or making other planned capital expenditures could harm our operations and competitive position.

The multi-channel television, telephone and Internet/data business is capital intensive because it requires expensive telecommunications infrastructure, equipment and labor; we may not have, or have access to, sufficient capital to remain competitive

     The development, construction and operation of multi-channel television, telephone and Internet/data systems require substantial capital investment. It requires constructing telecommunications infrastructure by laying cable over great distances, as well as expensive labor and equipment. In addition, many of our operating companies are expanding and upgrading their respective networks to increase channel capacity and to be able to offer additional services. For example, some of our operating companies are upgrading their existing one-way video distribution infrastructure to full two-way capability. In some systems we are buying equipment to offer telephone service. As technology changes in the multi-channel television, telephone and Internet/data industry, we may need to make additional system upgrades to compete effectively in our markets beyond what we currently plan. We may not have enough capital available from cash on hand, existing credit facilities and cash to be generated from operations for our future capital needs. Our inability to continue upgrading our networks or to make our other planned or unplanned capital expenditures could adversely affect our operations and competitive position.

     To the extent we pursue new acquisition or development opportunities, we or our subsidiaries or other affiliates would likely need to raise additional capital through asset sales, issuances of debt or equity securities or through operating company borrowings in addition to the significant amounts we have raised to consummate recent acquisitions. This could increase our leverage. We may not be able to raise additional capital through any of these methods.


We expect to continue to experience net losses for the next several years

     We have experienced significant losses every year since we started business until the year ended December 31, 1999. As of March 31, 2000, we had an accumulated deficit of approximately $.9 billion and expect to have continued losses. We had net losses of approximately $91.3 million, approximately $138.8 million, approximately $342.5 million, approximately $545.5 million, for fiscal years ended February 29, 1996, February 28, 1997, February 28, 1998, and the ten months ended December 31, 1998, respectively. We had net income of $636.3 million and a net loss of $244.9 million for the fiscal year ended December 31, 1999 and the three months ended March 31, 2000, respectively. We expect to incur substantial additional losses for the indefinite future. Continuing net operating losses could materially harm our results of operations and increase our need for additional capital in the future. See ``--The multi-channel television, telephone and Internet/data business is capital intensive because it requires expensive telecommunications infrastructure, equipment and labor; we may not have, or have access to, sufficient capital to remain competitive.''


The loss of key personnel could weaken our technological and operational expertise, delay the introduction of our new business lines and lower the quality of our service

     Our success and our growth strategy depends, in large part, on our ability to attract and retain key management, marketing and operating personnel, both at the corporate and operating company levels. Retaining a successful international management team may be particularly difficult because key employees may be required to live and work outside of their home countries and because experienced local managers are often unavailable. We may not be able to attract and retain the qualified personnel we need for our business.


We are exposed to numerous risks inherent to foreign investment

     We operate our businesses outside of the United States. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism, general social unrest and other political risks, currency fluctuations, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with foreign governments. We are also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of foreign-based companies. In addition, our operations have been, and in the future may be, adversely affected by downturns in global economic conditions. In recent times, the economies of many of our markets, especially in emerging markets such as Eastern Europe and Latin America, have not been as strong as the United States' economy. Downturns in these economies could hurt our revenues and profitability.


We are exposed to significant foreign currency exchange rate and conversion risk against which we generally do not hedge

     Our operating companies have attempted, and will continue to attempt, to match costs with revenues and borrowings with repayments in terms of their respective local currencies. However, payment for a majority of purchased equipment has been, and may continue to be, required to be made in United States dollars. In addition, the value of our investment in an operating company is partially a function of the currency exchange rate between the dollar and the applicable local currency. In general, we and many of our operating companies do not execute hedge transactions to reduce our exposure to foreign currency exchange rate risks. Accordingly, we may experience economic loss and reduced earnings solely as a result of foreign currency exchange rate fluctuations. For the years ended February 28, 1997 and 1998, the ten months ended December 31, 1998, and the year ended December 31, 1999, we had foreign exchange gains (losses) of approximately ($0.3) million, approximately ($1.4) million, approximately $1.6 million and approximately ($39.5) million, respectively. We also experienced a change in cumulative translation adjustments (resulting in decreases of stockholders' equity) of approximately $8.4 million, $50.3 million, $24.7 million and approximately $127.2 million for the years ended February 28, 1997 and 1998, the ten months ended December 31, 1998, and the year ended December 31, 1999.

     Some of our operating companies have notes payable and notes receivable that are denominated in currencies other than their own functional currency or loans linked to the dollar. We may also experience economic loss and reduced earnings related to these monetary assets and liabilities.

Adverse regulation to our multi-channel television, telephone or Internet/data services could limit our revenues and growth plans and expose us to various penalties

     Our businesses are subject to governmental regulation, which may change from time to time. Regulation could slow the introduction of our new services. Changes in applicable laws and regulations could increase our costs. We cannot assure you that material and adverse changes in the regulation of our existing operating systems will not occur in the future. Regulation can take the form of price controls, service requirements, programming content restrictions and foreign ownership restrictions, among others. Delays in obtaining any required regulatory approvals could hurt our ability to offer some or all of our proposed range of services in some of our markets.

     As European Union (``EU'') member states, Austria, The Netherlands, Belgium and France are required to enact national legislation which implements directives issued by the EU Commission and other EU bodies. Although not an EU member state, Norway has generally implemented the same principles on the same timetable as EU member states. As a result of EU directives, our Western European operating companies may establish and provide telecommunications networks and/or services, including public voice telephone and Internet/data services, through their cable networks. The EU Commission has started to review the consequences of the convergence of telecommunications, media and information technology. This review may result in changes in the current regulatory framework that may harm our business. Additionally, if any of our operating companies in the EU with exclusive rights to cable television infrastructure achieves annual revenue of more than 50 million, it must account separately for its telecommunications services and any cable television services. A draft EU Commission directive, if issued, will require member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications operations into distinct legal entities. This may increase our competition as incumbents focus on specific services. In addition, certain countries may impose interconnect obligations and other regulatory controls with respect to the telecommunications services our operating systems offer.

     The primary goal of regulation in the telecommunications sectors in many of the countries in which we operate is to reduce the monopoly power of incumbent telecommunications operators. While this has given us the opportunity to enter the telephone and Internet/data services markets, the regulatory regimes present some risks. Our operating companies need to retain and obtain licenses and other regulatory approvals for our existing and new services. There is a risk we may not succeed in obtaining and retaining such licenses, and there may be long delays and adverse conditions in connection with them. The regulatory process may be time-consuming and may impede our ability to offer new services and to obtain interconnect arrangements with incumbent telecommunications operators in a timely manner or on favorable terms. Our ability to compete against large incumbent telecommunications operators depends on the regulation of their pricing and service offerings to end-users and interconnected carriers, which may be or become unfavorable to us. New laws and regulations related to electronic commerce and the Internet could delay and impair our Internet business. New and existing laws may cover issues such as:

     . sales and other taxes,

     . user privacy,

     . pricing controls,

     . characteristics and quality of products and services,

     . consumer protection,

     . cross-border commerce,

     . libel and defamation,

     . copyright and trademark infringement, and

     . other claims based on the nature and content of Internet materials.

     In most of our markets, regulation of video services takes the form of price controls and programming content restrictions. Also, in The Netherlands and Austria, local municipalities have contractual rights that restrict our flexibility to increase prices, change programming and introduce new services. In addition, laws in Belgium may require us to obtain special authorization for distributing programming from non-European Union sources (which we are currently distributing without such authorization), and to distribute certain digital multiplexed programming (which we are not distributing). In Israel, our subscription fees and program offerings are restricted by franchise agreements and are subject to review by governmental agencies, including the Restrictive Trade Practices Tribunal. We are subject to pending claims in Israel alleging that we have engaged in certain unlawful acts, including violation of our cable television franchise agreements. @Entertainment, our Polish operating company, is currently operating in certain areas without the necessary permits. Failure to obtain these permits could lead to governmental orders requiring @Entertainment to stop operating in those areas, the imposition of monetary penalties, and forfeiture of our cable networks. Poland also has restrictions with respect to rights to install and operate cable television and DTH broadcasting networks by entities in which foreign ownership exceeds certain limits and in which the majority of governing bodies are not Polish citizens residing in Poland. @Entertainment may not be deemed to be in full compliance with these or other restrictions or regulations. In addition, @Entertainment's permits could be revoked or limited in scope upon a direct or indirect change of control of PTK Operator Sp.z o.o. There is a risk that our acquisition of @Entertainment constituted an indirect change of control of PTK Operator Sp.zo.o.


Our ability to offer telephone services depends on having interconnect arrangements with other telephone providers

     In the markets where we offer telephone services we compete with the incumbent telecommunications operators. All of these operators are more established and have more resources in their respective markets than we do. To offer telephone service effectively, we must be able to interconnect with their systems so that our customers can call customers served by those operators. Regulatory frameworks in some countries in which we operate may not include the requirement that other telephone providers interconnect with us. In such cases, we may be unable to provide telephone service. In addition, if we are able to interconnect, we may be unable to obtain interconnection on terms that are acceptable to us.


Changes in technology may limit the competitiveness of our new services; sufficient demand may not develop for our new services

     Technology in our multi-channel television and telecommunications services industry is changing rapidly. This influences the demand for our products and services. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will affect our ability to continue to grow and to remain competitive. Upon completion of the upgrade of some of our systems, we intend to offer a range of new services in those systems' markets. For example, we plan to provide additional channels and tiers of premium channels beyond our basic package, impulse pay-per-view services, high-speed data services, Internet access and telephone services. We may not be able to implement the technological advances that may be necessary for us to remain competitive. We are also subject in all of our markets to the risks generally associated with new product introductions and applications. These risks include lack of market acceptance, delays in development and failure of new products to operate properly or meet customer expectations. There is no proven market for some of the advanced services we refer to above. There may not be sufficient demand for our telephone, Internet/data and other enhanced services.


Our business is almost entirely dependent on various telecommunications and media licenses granted and renewed by various national regulatory authorities in the territories in which we do business and without these licenses, a number of our businesses could be severely curtailed or prevented

     . Licenses are granted for a limited term and they may not be renewed when they expire.

     . Regulatory authorities may have the power, at their discretion, to terminate a license (or amend any provisions, including those related to license fees) without cause.

     . If we were to breach a license or applicable law, regulatory authorities could revoke, suspend, cancel or shorten the term of a license or impose fines.

     . Regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we are already licensed.

     . New technologies may permit new competitors to compete in areas where we hold exclusive license.

     . National authorities may pass new laws or regulations requiring us to re-bid or reapply for licenses or interpret present laws against us, adversely affecting our business.

     . Licenses may be granted on a temporary basis, and there is no assurance that these licenses will be continued on the same terms.

     . Licenses may require us to grant access to bandwidth, frequency capacity, facilities or services to other businesses that compete for our customers.

     Accordingly, a number of our businesses could be severely curtailed if those licenses were no longer available or were available at unfavorable terms.


Low demand, competition, unplanned costs, regulation and difficulties with Interconnection could hinder the profitability of our telephone services

     Our telephone services may not become profitable for a number of reasons. Customer demand could be low, or we may encounter competition and pricing pressure from incumbent and other telecommunications operators. Our network upgrade may cost more than planned. In addition, our operating companies need to obtain and retain licenses and other regulatory approvals for our existing and new services. They may not succeed. Furthermore, our operating systems need to interconnect their networks with those of the incumbent telecommunications operators in order to provide telephone services. Problems in negotiating interconnection agreements could delay the introduction or impede the profitability of our telephone services. Not all of our systems have interconnection agreements in place, and interconnection agreements have limited duration and may be subject to regulatory and judicial review. We are negotiating interconnection agreements for our planned telephone markets that do not yet have them. This may involve time-consuming negotiations and regulatory proceedings. While incumbent telecommunications operators in the European Union are required by law to provide interconnection, incumbent telecommunications operators may not agree to interconnect on a time scale or on terms that will permit us to offer profitable telephone services. After interconnection agreements are concluded, we remain reliant upon the good faith and cooperation of the other parties to these agreements for reliable interconnection. We are currently involved in a dispute with the Austrian telecommunications operator in the Austrian courts over our interconnection arrangement there.


The complexities of the operating systems we need to develop for our new services could increase their costs and slow their introduction

     We only recently began to offer local telephone and advanced Internet/data services. We may not have planned for or be able to overcome all of the problems in introducing these new services. Our new services may not meet our financial expectations. This would impede our planned revenue growth and harm our financial condition.

     The new services involve many operating complexities. We will need to develop and enhance new services, products and systems, as well as marketing plans to sell the new services. For example, we intend to introduce a comprehensive new billing system to support our new telephone and Internet/data businesses. Until then, however, we plan to employ enhanced versions of our existing customer care and billing systems for these services. Problems with the existing or new systems could delay the introduction of the new services, increase their costs, or slow successful marketing. These complexities and others may cause the new services not to meet our financial expectations. This could impede our planned revenue growth and harm our financial condition.


The success of our new telephone and internet/data services depends on whether we continue to achieve technological advances

     Technology in the cable television and telecommunications industry is changing very rapidly. These changes influence the demand for our products and services. We need to be able to anticipate these changes and to develop successful new and enhanced products quickly enough for the changing market. This will determine whether we can continue to increase our revenues and the number of our subscribers and be competitive.

     We have introduced new services, including:

     . additional video channels and tiers

     . pay-per-view services with frequent starting times, which are known as "impulse" pay-per-view

     . high speed data and Internet access services, and cable telephone services

     The technologies used to provide these services are in operation in some of our systems as well as systems of other providers. However, we cannot be sure that demand for our services will develop or be maintained in light of other new technological advances.


Lack of necessary equipment could delay or impair the expansion of our new services

     If we cannot obtain the equipment needed for our existing and planned services, our operating results and financial condition may be harmed. For example, a customer will need a digital set-top box to access the Internet or receive our other enhanced services through a television set. These boxes are being developed by several suppliers. If there are not enough affordable set-top boxes for subscribers, however, we may have to delay our expansion plans.

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

Customers may not want our video services if we cannot obtain attractive programming

     Our success depends on obtaining or developing affordable and popular programming for our video subscribers. We may not be able to obtain or develop enough competitive programming to meet our needs. This would reduce demand for our video services, limiting their revenues. We rely on other programming suppliers for almost all of our programming. In some of our markets, including Eastern Europe, there is only a limited amount of local language programming available. In these markets we must repackage other programming in the local language.


We may be limited in claiming foreign tax credits; we do business in countries that do not have tax treaties with the United States

     In general, a United States corporation may claim a foreign tax credit against its United States federal income tax expense for foreign income taxes paid or accrued. A United States corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of a foreign corporation paid to the United States corporation as a dividend. Because we must calculate our foreign tax credit separately for dividends received from certain of our foreign subsidiaries from those of other foreign subsidiaries and because of certain other limitations, our ability to claim a foreign tax credit may be limited. We own operating companies located in countries with which the United States does not have income tax treaties. Because we lack treaty protection in these countries, we may be subject to high rates of withholding taxes on distributions and other payments from these operating companies and may be subject to double taxation on their income. Limitations on our ability to claim a foreign tax credit, our lack of treaty protection in some countries, and our inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective United States federal tax rate on our earnings.


We expect to encounter increased competition

     The multi-channel television and telephone industries in many of the markets in which we operate are competitive and often are rapidly changing. We recognize that in the future we are likely to encounter increased competition as new entrants with competing technologies, including but not limited to, direct to home or DTH, satellite master antenna television, MMDS and local multipoint distribution service, enter our markets and launch new services. Multi-channel television also competes with the direct reception of broadcast television signals and, in varying degrees, with other communications and entertainment media. The success of our existing operating systems is dependent, in part, on our ability to provide services and programming not otherwise available to subscribers. We may also have to compete initially in certain areas with unlicensed operators. In many of our markets, we compete with other multi-channel television and telephone operators, many of which have substantially more resources than us.


Some potential losses may not be covered by insurance

     Our operating companies obtain insurance of the type and amount customary for the property in their systems. Consistent with industry practice in the United States, however, they do not insure the entire cable portion of their multi-channel television, Internet/data or telephone systems. Should a catastrophe occur that affects a significant portion of their systems, they could incur substantial uninsured losses.

The complexities of our operating systems, large numbers of customers and rapid growth could disrupt our operations and harm our financial condition

     We may not have planned for or be able to overcome all of the problems in introducing our new local telephone and Internet/data services. Our new services may not meet our performance expectations. This would impede our planned revenue growth and materially harm our financial condition. Problems with the existing or new systems could delay the introduction of the new services, increase their costs, or slow down successful marketing. We cannot be sure whether our Internet access business will be able to handle a large number of online subscribers at high data transmission speeds. As the number of subscribers goes up, we may have to add more fiber connection points in order to maintain high speeds. This would require more capital, which we may be unable to raise. If we cannot offer high data transmission speeds, customer demand for our Internet/data services would go down. This would harm our Internet/data business, our operating results and our financial condition. We have not yet tested the technology we plan to use for telephone services for the numbers of subscribers we expect. It may not function successfully at these scales. This would harm our telephone operations. We plan to use back-up batteries for our cable phones for operation during power failures. These may run out in prolonged power failures. This would interrupt the service and could lead to customer dissatisfaction. We may not be able to manage our growth effectively, which would harm our business, operating results and financial condition.

     We are establishing customer care facilities in our relevant markets to support the launch of our telephone and other new services. We may not be able to establish well-running facilities staffed with appropriate personnel. This could harm the introduction of our new services.

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

                                USE OF PROCEEDS

     We will receive no proceeds from the sale of shares of our Class A common stock by our shareholder.

                            SELLING SECURITYHOLDER

     Mr. Neill O'Sullivan is selling the 20,159 shares of our Class A common stock that we are registering. After selling such shares and unless Mr. O'Sullivan otherwise acquires an interest in us, Mr. O'Sullivan will own none of our shares of common stock or any other interest in us.


                             PLAN OF DISTRIBUTION

     The 20,159 shares of our Class A common stock that we are registering are being distributed in accordance with the provisions in the prospectus dealing with the resale of securities.

                                     S-13